For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. in alliance with SOQUEM to spend $460,000 on exploration programs in Quebec, 2007

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Joint Venture with SOQUEM (50/50) to explore PGM properties in Quebec advances.

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$460,000 budgeted for the 2007 exploration program – Phase II.

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2006 exploration program identified target with significant mineralization averaging 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62% Cu and 0.35% Ni.

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Target has been staked and area flown with EM and mag with additional claims being staked.

April 2, 2007, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that they will spend $460,000 in the province of Quebec during the 2007 exploration season.  The budget is to be cost shared (50:50) with SOQUEM Inc. (“SOQUEM”), a wholly owned subsidiary of the Société générale de financement du Québec ("SGF").

PFN and SOQUEM Inc. formed a strategic alliance on June 30, 2006, whereby PFN and SOQUEM would participate in a 50/50 joint venture to research platinum properties in Quebec, in designated Areas of Mutual Interest. The objective is to identify viable platinum group metal properties for further exploration.  The 2007 proposed budget will be used in the designated AMI established during the 2006 program.  The Agreement states that PFN and SOQUEM pool staffing and funding resources, and share all technical data pertaining to properties located within the area of mutual interest (AMI).  The parties have equal representation of 2 members each on a Technical Committee, which are responsible for setting programs, budgets, and schedules.  Furthermore, SOQUEM is acting as the Manager.

Based on the results of the 2006 exploration program the 2007 budget will be again directed towards the reconnaissance evaluation of the AMI in Quebec for Platinum Group Metal (PGM) mineralization.  There are still untested targets that have been indicated for ground truthing within the AMI.  As well, the funding will be used for additional staking properties on any mineralization that is located, as well as, for geophysical airborne targets.  Once new properties are defined new joint ventures will be formed with individual budgets and exploration programs to evaluate the targets.  Any agreed new budget will be redirected from the 2007 approved $460,000 budget.

The 2006 reconnaissance program involved visiting approximately 35 of 75 identified target areas within the AMI evaluating them for PGM mineralization.  These targets were generated from the compilation of Quebec Government data bases of assessment work, lithologies, structure, and geochemistry within the AMI, focusing on mafic to ultra mafic intrusives.  The 2006 program identified a target returning 2 samples with PGM mineralization (averaging 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62% Cu, and 0.35% Ni).  This target has been staked and the area flown with EM and mag which will result in additional claims being staked.

About SOQUEM Inc.

SOQUEM INC. is a wholly owned subsidiary of the Société générale de financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec. SOQUEM's head office is located in Val d'Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator.

On February 26, 2007, PFN and Stillwater Mining Company ('Stillwater') (NYSE: SWC) entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project (“GBPP”), Alaska.  The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects for $500,000 in 2007 and includes the provision for Stillwater to enter into option/joint venture agreements on the Goodnews Bay Project and 1 or more of the reconnaissance projects. Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  PFN is the operator of the project.

On November 17, 2006, Stillwater acquired approximately 11% interest in PFN by completing a $2 million private placement.  On December 12, 2006, PFN announced a $0.47 private placement for $1 million in which Stillwater maintained their position by a proportionate investment in the placement.

In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel (previously Falconbridge Ltd). An extensive geophysical and ground proofing exploration program has recently been completed. PFN has expended approximately $1.4 million on the project to date. A diamond drill program has been approved to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario.  The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  A planned deep drill program on the Montcalm Mine Claims by Xstrata Nickel (formerly Falconbridge Limited) has just commenced and drilling on PFN claims are tentatively scheduled to commence in late March-early April.

Pacific North West Capital Corp. is currently involved in an aggressive acquisition program with negotiations currently underway to add new PGM and base metal projects to its portfolio throughout 2007.  We remain committed towards developing new and existing projects by way of self-funding or Option / Joint Venture agreements with Major PGM and Base Metal companies.  PFN presently has approximately $5 million in working capital.

The qualified person responsible for this news release is John Londry, M.Sc. P. Geo.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	April 2, 2007